Mail Stop 3561

September 11, 2008

Stephen A. Snider
President and Chief Executive Officer
Exterran GP LLC
4444 Brittmoore Road
Houston, TX 77401-8004

> **Re: Exterran Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31 and**
> **June 30, 2008**
> **Filed May 8 and August 6, 2008**
> **File No. 1-33078**

Dear Mr. Snider:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Partnership Performance Trends and Outlook, page 39

1. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to

have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please provide information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Financial Results of Operations, page 41

2. Please provide a discussion of the causes for the increase or decrease in average monthly operating horsepower and average monthly horsepower for each of the periods presented. To the extent practicable, please also quantify the increase in revenues attributable to prices and changes in volume. In addition, please disclose the causes for changes in depreciation, selling, general and administrative expenses, interest expense and income tax expense for each period. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 44

3. Please revise your discussion of cash flows from operating, investing and financing activities to cover the periods presented in your financial statements and to describe the causes for significant changes between periods. For example, please provide an analysis of the underlying reasons for changes in working capital, capital expenditures and financing transactions for each period presented. In addition, please include a discussion of your ability to generate adequate amounts of cash to meet your needs for cash on both a short-term and long-term basis. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

4. Please describe your material commitments for capital expenditures as of the end of the latest fiscal year in your discussion of capital requirements. This disclosure should also include a discussion of planned capital expenditures. Refer to Item 303(a)(2) of Regulation S-K.

Executive Compensation, page 55

Compensation Discussion and Analysis, page 55

UCH Compensation Committee Activity, page 58

5. We note that UCH used information and surveys from industry, trade and other sources in setting compensation as well as the input and recommendations of the Chief Executive Officer in 2007. Please revise to disclose in greater detail the information used and the role of the Chief Executive Officer in setting executive

compensation. Please also tell us what role the Chief Executive Officer will play in the future. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Overall Compensation Philosophy and Policies, page 58

6. Please clarify your policies for allocating between long-term and currently paid out compensation for 2008, if known. See 402(b)(2)(i) of Regulation S-K.

Base Salary, page 60

7. Please elaborate upon this discussion to explain the review of salaries that was conducted in February 2008 by disclosing what changes were made as part of this review.

Short-Term Incentives, page 60

8. With respect to both the 2007 and 2008 short-term incentives, please elaborate upon the non-objective, individual goals that were established with respect to this element of compensation.

2008 Exterran Annual Performance Pay Plan, page 62

9. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn short-term incentive compensation for 2008. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Exterran Partners, L.P. Financial Statements

Consolidated Statements of Operations, page F-4

10. Please present basic and diluted earnings per data for each class of limited partner units or tell us your rationale for presenting earnings per share data for a single class of limited partner common units. Refer to paragraph 61.d. of SFAS 128.

Consolidated Statements of Partners' Capital, page F-6

11. Please tell us whether you accounted for the fiscal 2006 and 2007 transfers of a portion of the U.S. contract operations business of Universal Compression Holdings and Exterran Holdings as if the transfers had occurred at the beginning of each period. If not, explain to us why your accounting complies with paragraphs D16 and D17 of SFAS 141. Also, it does not appear that you restated for comparative purposes your financial statements and financial information for the period ended December 31, 2006 as a result of the fiscal 2007 transfer. Please advise in light of the guidance in paragraph D17 of SFAS 141.

12. Please tell us your methodology in determining the amounts allocated to the common units, subordinated units and general partner units issued for the portion of the U.S. contract operations business of Universal Compression Holdings and Exterran Holdings for each period presented. Also explain to us the basis for your allocation methods.

Consolidated Statements of Cash Flows, page F-7

13. Please tell us the nature of the transactions reflected in accounts receivable from affiliate and accounts payable to affiliate and why you believe the net change in these balance sheet line items is properly classified in cash flows from financing activities. Please also tell us why you believe reporting the net change in these line items complies with GAAP. In each case please cite relevant guidance in SFAS 95.

Notes to Consolidated Financial Statements, page F-8

14. Please disclose taxable income in a reconciliation from GAAP net income.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-9

15. Please tell us whether you evaluated your operations sales contracts to determine whether the arrangements contain a lease within the scope of SFAS 13 and, if so, the results of your evaluation. In your response, please specifically address the conditions in paragraph 12 of EITF 01-8. In addition, please expand your disclosure to describe in more detail the terms of the contracts and when revenue is earned and recognized.

Earnings Per Limited Partner Unit, page F-11

16. Please tell us and disclose how you allocate earnings to the general partner and limited partner interests in computing earnings per common unit. Also, please

explain to us why your application of the two class method complies with paragraph 61.b. of SFAS 128 and Issue 3 of EITF 03-6.

Note 5. Related Party Transactions, page F-14

17. Please tell us the terms of the compression equipment lease agreements between you and Exterran Holdings. Also, tell us your consideration of providing the applicable disclosures required by SFAS 13. In addition, tell us your consideration of including lease obligations in your table of contractual obligations on page 46. Refer to Item 303(a)(5) of Regulation S-K.

18. Please disclose the amount of expenses incurred under the defined contribution 401(k) and employees' supplemental savings plans of Exterran Holdings allocated to you for each period presented. If material, please also disclose the basis of allocation.

Note 6. Long-Term Debt, page F-17

19. Please tell us and disclose the most significant restrictions on the payment of dividends and distributions under the terms of your credit agreement and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Also tell us whether there are any provisions that restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or dividends and, if so, the amount of restricted net assets as of the end of the most recently completed fiscal year. If restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year please disclose the nature of the restrictions and the amount of restricted net assets as of the end of the most recently completed fiscal year, and provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X. In addition, please include a discussion of the nature and extent of restrictions on the ability of consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact that such restrictions have had and are expected to have on your ability to meet cash obligations, including distributions to unit holders, in management's discussion and analysis of financial condition and results of operations.

Note 7. Partners' Equity, Allocations and Cash Distributions, page F-17

20. It appears that you classify distributions related to general partner incentive distribution rights as equity transactions. If so, please tell us why you believe equity classification is appropriate and what consideration, if any, was given to classifying incentive distributions as compensation to the general partner.

Note 8. Unit-Based Compensation, page F-19

21. Please disclose the amount of stock-based compensation expense allocated to you from Exterran Holdings for each period presented. If material, please also disclose the basis of allocation of stock-based compensation expense.

Exhibits 31.1 and 31.2

22. Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace "during the registrant's most recent fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d).

Form 10-Q for Fiscal Quarter Ended June 30, 2008

23. Please address the above comments as applicable.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

        Sincerely,

        H. Christopher Owings
        Assistant Director